================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2002
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   X               Form 40-F
                     -----                       -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                         No   X
               -----                      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------------------

================================================================================

This report on Form 6-K contains the following:

1.   Interim Business Report.

2. Press release dated December 26, 2002 regarding joint venture agreement with Mitsubishi Electric for establishing Renesas Technology.

3. Press release dated December 26, 2002 regarding change in the Board of Hitachi, Ltd.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     Hitachi, Ltd.
                                           ------------------------------------
                                                     (Registrant)



Date  January 20, 2003                 By  /s/ Kazuo Kumagai
      ----------------                     -------------------------------------
                                           Kazuo Kumagai
                                           Executive Vice President and Director

(Translation)



                             Interim Business Report

                   (from April 1, 2002 to September 30, 2002)





                                  Hitachi, Ltd.
                                  Tokyo, Japan

To Our Shareholders:

     We take the opportunity of sending you this report on the business results for the first half of fiscal 2002 to apologize again for the considerable concern you were caused by the Company's business performance during the preceding fiscal year. Since fiscal 2001, Hitachi has been engaged in an all-out effort to reduce fixed costs as an essential step toward realizing an early recovery in business results. In parallel with this effort, the Company has also moved vigorously forward with a transformation of the corporate business structure. We are most grateful for your continued support and understanding during this period.
     During the half year under review, the Japanese economy was buoyed by an increase in exports of electronic and other products to Asian markets but nevertheless continued to be restrained by an array of harsh realities including sluggish consumer spending and further declines in public sector investment and private sector outlays for new plant and equipment.
     Against the backdrop of this business environment, Hitachi posted net sales of JPY 3,916.4 billion, substantially the same as in the same period of the preceding year. Operating income amounted to JPY 61.6 billion, a substantial improvement over the deficits incurred up to the preceding year but still not up to a satisfactory level.
     Turning to the consolidated performance of the individual segments, in Information & Telecommunication Systems, large-capacity disk array systems did well and a solid contribution was also made by information system design and other services. Although sales were about the same as a year earlier, operating income was markedly higher. Electronic Devices, which centers on semiconductors and display panels, achieved a major earnings improvement but still failed to move into the black. Power & Industrial Systems posted lower sales across all product sectors. Operating income also declined under the pressure of a poor showing by the substation and environmental control plant businesses. Digital Media and Consumer Products posted operating income despite lackluster performances by mobile phones and air conditioners. High Functional Materials & Components showed a solid performance across the board, but both Logistics, Services & Others and Financial Services recorded operating income declines from the same period of the preceding year.
     Non-operating income, including the net gain on securities, amounted to JPY
26.7 billion, while non-operating expenses, including foreign currency transaction loss, came to JPY 42.5 billion. As a result, income before income taxes and minority interests was JPY 45.8 billion and net income was JPY 12.8 billion.
     On an unconsolidated basis, the Company posted net sales of JPY 1,515.6 billion, operating income of JPY 0.2 billion and an ordinary loss of JPY 2.4 billion. However, owing to extraordinary gain of JPY 32.9 billion, the total of a gain of JPY 30.0 billion on sale of subsidiaries' common stock and investments in securities, and a gain of JPY 2.8 billion on sale of land, net income amounted to JPY 19.7 billion.
     In order to strengthen its competitive muscle in world markets, the Company is aggressively pursuing strategic alliances and acquisitions and pushing ahead with a business restructuring initiative that also extends to other Hitachi Group companies. One significant development during the half year under review was a decision to purchase International Business Machines Corporation's hard disk drive operations for incorporation into Hitachi's corresponding operations. Another was an October agreement between Hitachi and Mitsubishi Electric Corporation which calls for the two companies to integrate their system LSI-centered semiconductor operations under a new company named Renesas Technology Corp. Further, in moves aimed at enhancing management flexibility, consumer products and industrial components and equipment operations were split off in April, and display, telecommunications equipment and substation operations were split off in October. Also in October, Hitachi reinforced its position in the nanotechnology and automotive products business sectors by share exchanges with Hitachi Electronics Engineering Co., Ltd. and UNISIA JECS Corporation that made both companies wholly-owned subsidiaries.

     High priority is also being placed on utilizing the advanced technologies of the Hitachi Group to create new businesses. This can be seen, for example, in Hitachi's deepening involvement in the rapidly expanding biotechnology and medical markets, such as through the development of an apparatus for measuring blood-sugar level without taking a blood sample and a proton beam therapy system that offers treatment at a radically lower level of invasiveness. The corporate resources of the Hitachi Group will continue to be strategically applied to create stronger businesses.
     We regret to have to report that persons connected with Hitachi were found to have taken part in inappropriate acts regarding nuclear reactor containment vessel leakage tests during periodic inspections at nuclear power plants. These acts were totally inexcusable and we are sincerely sorry they occurred. We are resolved to take every measure in our power to prevent a recurrence. A tougher internal system for auditing nuclear power operations is being put in place and steps are being taken to instill a stronger awareness of the importance of maintaining the highest ethical standards and the need for absolute compliance with the laws and regulations.
     The Board of Directors resolved that the Company will pay an interim dividend of JPY 3 per share. Every member of management is committed to the task of ensuring profits and improving business results so as to respond to shareholder expectations.
     The business environment outlook is darkened by the likelihood that a slow recovery of the world economy will adversely affect the Japanese economy. We are therefore intent on accelerating the business selection and concentration process and the creation of new businesses, which we see as the most effective way to establish a high-profit business structure.
     We hope we can look forward to receiving your continuing support and understanding of our efforts.


December 2002


                                            Tsutomu Kanai
                                            Chairman of the Board and Director


                                            Etsuhiko Shoyama
                                            President and Director

Hitachi Looks to the Future
-Developing sophisticated social systems utilizing IT-

"i.e. HITACHI Plan"
     In line with the "i.e. HITACHI Plan," the medium-term management plan implemented in 1999, Hitachi has steadily transformed itself into a Solutions Company that applies its wealth of knowledge and information technologies (IT) to help customers overcome problems.
*The i.e. of the "i.e. HITACHI Plan" stands for "information electronics."


Future Direction of the Business Structure Reforms
     As Hitachi moves forward guided by the "i.e. HITACHI plan," it will give top priority to the development of "i.e. Social Systems," defined as systems created by exploiting Hitachi's strengths to achieve an unprecedented level of intermeshing and integration of power, transportation and other public infrastructure systems with information system services that utilize the Internet, magnetic disk systems and related technologies.


Toward Realization of "i.e. Social Systems"
     Hitachi is using its industry-leading IT capabilities to apply the full force of the Company's technological prowess toward the realization of "i.e. Social Systems" that respond to current customers requirements while also creating new businesses that generate fresh demand.
     Typical of Hitachi's "i.e. Social Systems" are an advanced medical service using positron emission tomography (PET) for early diagnosis and a production management system based on the "mu-chip" (a 0.4-mm square radio frequency identification IC).


"i.e. Social Systems" Built on a Solid Foundation of Hardware, Software and High Functional Materials
     While the split-off of consumer products, industrial components and equipment, displays, telecommunications equipment and other operations carried out up to now has added considerable momentum to "i.e. Social Systems" development program, Hitachi is also reinforcing its capabilities in the hardware, software and high functional materials that underpin these systems. It has, for example, moved to purchase the hard disk drive operations of International Business Machines Corporation and establish a joint venture company, with the ultimate goal of becoming the world leader in this sector. Also determined to speed up its response to the changing needs of the semiconductor market, Hitachi will transfer its semiconductor operations to a new joint venture company to be established together with Mitsubishi Electric Corporation in April 2003.

Topics

Large-capacity Disk Array Systems "The SANRISE 9900V SERIES"
     The magnetic disk array systems of this series achieve a dramatic increase in data storage capacity (up to 74.6 terabytes (trillion bytes), enough to store the contents of a typical newspaper over 148,000 years) along with a substantial improvement in processing performance. By building networks that combine these systems with general-purpose computers or servers and also providing the operating/management software, Hitachi's storage solutions operation responds to the needs of customers for centralized management and effective utilization of huge amounts of data.


Personal Computer Equipped with Silent Water-cooling System "The FLORA 270W Silent Model"
     The FLORA 270W Silent Model is the world's first notebook personal computer to be marketed that cools the processor at the heart of the system by circulating coolant fluid through the main unit. The noise produced during cooling system operation is several magnitudes lower than that by conventional fan-driven air cooling, offering a library-like level of quietness.


Hitachi Volunteer Seminar
     This Seminar is held periodically to familiarize Hitachi Group employees with volunteer activities. During a seminar conducted in cooperation with a nonprofit environmental organization in October 2002, for example, Hitachi employees helped to collect seaside trash that they then sorted by type and compiled data on.

Shinkansen (Bullet-Line) Train Delivered to East Japan Railway Company
     On December 1, 2002, East Japan Railway Company commenced services on the Morioka-Hachinohe section of the Tohoku Shinkansen (bullet-line). Hitachi helped to provide a more comfortable ride by offering a train that incorporates technologies developed together with East Japan Railway Company into the body structure and the automatic train control system. The result is a quieter car interior and less rocking motion during braking.


Hitachi  Technology as Force Behind More Functionally Sophisticated Mobile
Phones
     Mobile phones are already being used to access the Internet and exchange messages, still pictures and moving pictures by email - and applications continue to diversify rapidly. This means that the processor built into the mobile phone terminal has to provide a very high level of performance.
     Hitachi's response is the "SH-Mobile" series of application processors that, focusing on the special needs mobile telephony, can process voice, moving picture and other multimedia information with utmost smoothness. And, thanks to their built-in expandability, the processors are also ready to support TV phone capability and other sophisticated mobile phone features expected to emerge before long.
     In addition to the "SH-Mobile" series, Hitachi also offers a lineup of other semiconductor products for mobile phone applications, including mainstay high-power amplifier modules used to amplify the radio signal output from the terminal antenna. The Hitachi Group is also helping to build a convenient and enjoyable ubiquitous information society (a society in which information can be utilized wherever and whenever desired) through the supply of mobile phone terminals and equipment for the base stations that serve as the transceivers of the mobile phone network.

Interim Financial Information for the First Half of the Year Ending March 31,
2003

Consolidated Financial Statements (Summary)

Consolidated Balance Sheets
---------------------------

                                                               Billions of yen
                                           -----------------------------------
                                           September 30, 2002   March 31, 2002
------------------------------------------------------------------------------
(Assets)
Current assets                                     4,991.3             5,507.5
Investments and advances                             773.2               834.9
Property, plant and equipment                      2,448.8             2,514.4
Other assets                                       1,146.9             1,058.7
Total assets                                       9,360.3             9,915.6

(Liabilities and stockholders' equity)
Current liabilities                                3,649.6             3,885.2
Noncurrent liabilities                             2,617.2             2,927.4
Minority interests                                   802.0               798.7
Total stockholders' equity                         2,291.3             2,304.2
Total liabilities and stockholders'
equity                                             9,360.3             9,915.6
------------------------------------------------------------------------------

Consolidated Income Statements
------------------------------

                                                         Years ended March 31
                                        ----------------------------------------------------------
                                        First half of 2003     First half of 2002             2002
--------------------------------------------------------------------------------------------------
                                                               (Billions of yen)
Net sales                                          3,916.4                3,938.1          7,993.7
Operating income (loss)                               61.6                  (42.1)          (117.4)
Income (Loss) before income taxes and
minority interests                                    45.8                  (98.5)          (586.0)
Income (Loss) before minority
interests                                             24.6                 (116.6)          (514.9)
Net income (loss)                                     12.8                 (110.5)          (483.8)
--------------------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
-------------------------------------

                                                         Years ended March 31
                                      -----------------------------------------------------------
                                        First half of 2003    First half of 2002             2002
-------------------------------------------------------------------------------------------------
                                                           (Billions of yen)
Cash flows from operating activities                 191.5                 196.3            482.8
Cash flows from investing activities                (128.9)               (216.5)          (272.8)
Cash flows from financing activities                (197.8)                 74.1           (578.1)
Effect of exchange rate changes on
cash and cash equivalents                            (18.8)                 (3.8)            15.8
Net increase (decrease) in cash and
cash equivalents                                    (154.1)                 49.9           (352.2)
Cash and cash equivalents at
beginning of period                                1,029.3               1,381.6          1,381.6
Cash and cash equivalents at end of
period                                               875.2               1,431.5          1,029.3
-------------------------------------------------------------------------------------------------

(Notes)  1. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

         2. The number of consolidated subsidiaries is 1,069 as of the end of September 2002.

Unconsolidated Financial Statements (Summary)

Unconsolidated Balance Sheets
-----------------------------

                                                                 Billions of yen
                                          --------------------------------------
                                          September 30, 2002      March 31, 2002
--------------------------------------------------------------------------------
(Assets)
Current assets                                       1,848.0             2,124.1
Fixed assets                                         1,777.3             1,799.0
  Tangible fixed assets                                499.9               574.6
  Intangible fixed assets                              112.7               106.4
  Investments                                        1,164.6             1,117.9
Total assets                                         3,625.4             3,923.1

(Liabilities and stockholders' equity)
Current liabilities                                  1,621.0             1,788.2
Fixed liabilities                                      636.3               770.3
Total liabilities                                    2,257.4             2,558.5
Capital stock                                          282.0               282.0
Capital surplus                                        252.6               252.6
Retained earnings                                      802.5               782.7
Unrealized holding gains on securities                  31.4                47.4
Treasury stock                                          (0.7)               (0.3)
Total stockholders' equity                           1,367.9             1,364.5
Total liabilities and stockholders'
equity                                               3,625.4             3,923.1
--------------------------------------------------------------------------------

Unconsolidated Income Statements
--------------------------------

                                                          Years ended March 31
                                        ---------------------------------------------------------
                                        First half of 2003    First half of 2002             2002
-------------------------------------------------------------------------------------------------
                                                              (Billions of yen)
Net sales                                          1,515.6               1,778.7          3,522.2
Operating income (loss)                                0.2                 (28.3)           (84.7)
Ordinary income (loss)                                (2.4)                (46.6)           (81.6)
Extraordinary gain                                    32.9                   3.7             10.7
Extraordinary loss                                       -                     -            318.8
Income (Loss) before income taxes                     30.5                 (42.9)          (389.8)
Net income (loss)                                     19.7                 (29.0)          (252.6)
-------------------------------------------------------------------------------------------------

(Notes)  1.  Accumulated depreciation of tangible fixed assets: JPY1,466.5 billion
         2. Net income per share for the first half of the year ended March 31, 2003: JPY5.92
         3. Extraordinary gain of JPY32.9 billion consists of gain on sale of subsidiaries' common stock and investments in securities of JPY30.0 billion and gain on sale of land of JPY2.8 billion.


Segment Information (Unconsolidated basis)

                                             First half of year ended March 31, 2003
                                   -----------------------------------------------------------
                                   Orders Received   year on year      Sales    year on year
----------------------------------------------------------------------------------------------
                                                        (Billions of yen)
Information & Telecommunication
Systems                                      693.0            104%     670.2              98%
Electronic Devices                           276.2             97%     277.0              93%
Power & Industrial Systems                   418.3             78%     477.6              88%
Digital Media & Consumer Products            106.1             43%      90.7              36%
Total                                      1,493.8             86%   1,515.6              85%
----------------------------------------------------------------------------------------------

(Note) On October 1, 2001, the Semiconductor Manufacturing Equipment Group and the Instruments Group were separated from the Company. On April 1, 2002, the Consumer Products Group and the Industrial Components & Equipment Group were separated from the Company.

Five-Year Summary

                                                           Years ended March 31
                                      ---------------------------------------------------------------
                                         1999       2000        2001        2002     2003 (1st half)
-----------------------------------------------------------------------------------------------------
                                                             (Billions of yen)
Consolidated Financial
Information
  Net sales                           7,977.3    8,001.2     8,416.9     7,993.7            3,916.4
    Overseas sales                    2,443.8    2,343.6     2,625.6     2,549.1            1,283.3
  Operating income (loss)               (34.0)     174.3       342.3      (117.4)              61.6
  Net income (loss)                    (327.6)      16.9       104.3      (483.8)              12.8

Unconsolidated Financial
Information
  Net sales                           3,781.1    3,771.9     4,015.8     3,522.2            1,515.6
  Operating income (loss)               (95.4)      40.8        98.5       (84.7)               0.2
  Net income (loss)                    (175.5)      11.8        40.1      (252.6)              19.7
-----------------------------------------------------------------------------------------------------

Net Sales by Industry Segment (Consolidated basis)

                                                 First half of year ended March 31, 2003
----------------------------------------------------------------------------------------
Information & Telecommunication Systems                              18%
Electronic Devices                                                   16%
Power & Industrial Systems                                           22%
Digital Media & Consumer Products                                    12%
High Functional Materials & Components                               12%
Logistics, Services & Others                                         14%
Financial Services                                                    6%

  Subtotal sales                                     4,917.4 billion yen
Eliminations & Corporate items                       1,000.9 billion yen
  Net sales                                          3,916.4 billion yen
----------------------------------------------------------------------------------------

(Note) Percentage figures shown above are the proportions of each segment sales to subtotal sales.


Operating Income (Loss) by Industry Segment (Consolidated basis)

                                                    First half of year ended March 31, 2003
--------------------------------------------------------------------------------------------
                                                             (Billions of yen)
Information & Telecommunication Systems                             42.1
Electronic Devices                                                  (7.9)
Power & Industrial Systems                                          11.1
Digital Media & Consumer Products                                    5.7
High Functional Materials & Components                               9.0
Logistics, Services & Others                                         1.4
Financial Services                                                  18.6
  Subtotal                                                          80.2
Eliminations & Corporate items                                     (18.5)
  Total                                                             61.6
--------------------------------------------------------------------------------------------

Overseas Sales by Market (Consolidated basis)

                           First half of year ended March 31, 2003
--------------------------------------------------------------------
Asia                                       39%
North America                              33%
Europe                                     20%
Other Areas                                 8%
--------------------------------------------------------------------

(HITACHI LOGO)                                       (MITSUBISHI ELECTRIC LOGO)


FOR IMMEDIATE RELEASE


               HITACHI AND MITSUBISHI ELECTRIC SIGN JOINT VENTURE
                 AGREEMENT FOR ESTABLISHING RENESAS TECHNOLOGY
               -WILL ALSO ESTABLISH "RENESAS TECHNOLOGY SALES" TO
               INTEGRATE SEMICONDUCTOR SALES FOR JAPANESE MARKET-

TOKYO, December 26, 2002--Hitachi, Ltd. (TSE:6501) and Mitsubishi Electric Corporation (TSE:6503) today announced the signing of a joint venture agreement and proposed top management for Renesas Technology Corp., a new semiconductor company to be established on April 1, 2003 that will focus on system LSI operations. Today's announcement is the culmination of discussions that began when a basic agreement was signed on October 3 this year regarding the separation of each company's respective semiconductor operations.

Hitachi and Mitsubishi Electric plan to seek approval for this reorganization of their system LSI operations at extraordinary shareholder meetings on February 6, 2003. Discussions are currently being held with labor unions and employees regarding the employees who will be transferred to the new company. The terms and conditions of existing employment contracts will be honored in accordance with the applicable legal requirements.

Sales activities for Renesas Technology in Japan will be conducted by Renesas Technology Sales Co., Ltd., which will also start operations on April 1 next year. Renesas Technology Sales will be formed from the merger of wholly owned Hitachi subsidiary Hitachi Semiconductor and Devices Sales Co., Ltd. (HSDS) and Mitsubishi Electric's wholly owned subsidiary Mitsubishi Electric Semiconductor Systems Corp. Both companies currently sell semiconductors in Japan for their respective parent company groups. The president & CEO of Renesas Technology Sales will be Katsumi Suizu (currently Group Vice President, Semiconductor, Director, Mitsubishi Electric), and Saburo Tajima (currently Senior Vice President & Director, HSDS) will be appointed executive Vice President & COO. Renesas Technology Sales will sell RENESAS-brand products in Japan from 19 bases as well as provide services and support. In a related development, HSDS subsidiary Hitachi Electronic Devices Sales Co., Ltd. (Chuo-ku, Tokyo)* will become a subsidiary of the new sales company. Regarding overseas sales, plans call for the integration of Hitachi and Mitsubishi Electric system LSI sales activities in Europe, the U.S. and elsewhere in Asia in the first half of fiscal 2003. The integration of Japanese and overseas sales companies will facilitate end-to-end management of operations at Renesas Technology, from development, design and manufacture through sales, service and support.
*This company will be renamed Renesas Device Sales Co., Ltd. on April 1, 2003.

In the system LSI market, which is expected to maintain continuous growth, Renesas Technology will:

1) Secure a stable operating base with microcomputers as its flagship business in microcontrollers, which are the core products for system LSIs;

2) Enhance operations in analog, flash memory and discrete devices, where Hitachi and Mitsubishi Electric have a technological edge, to develop these areas into new earnings' pillars; and

3) Expand operations in the System on Chip (SoC) domain by targeting new markets with hybrid products combining microcomputer, logic and analog technologies. Here, too, Renesas Technology will leverage the competitive advantage that Hitachi and Mitsubishi Electric have in respect of applied technologies.

In particular, Renesas Technology aims to establish leading positions in the mobile, network, automotive, and digital home electronics fields. The overriding goal is to become a reputable source of intelligent chip solutions for customers worldwide in order to make an affluent and ubiquitous society.


PROFILE OF RENESAS TECHNOLOGY

(1)Name:                    Renesas Technology Corp.
(2)Head office:             Marunouchi Building, 2-4-1 Marunouchi,
                            Chiyoda-ku, Tokyo
(3)Capital:                 50,000 million yen (5 million shares)
(4)Stock allocation:        Hitachi: 2.75 million shares (55%);
                            Mitsubishi Electric: 2.25 million shares (45%)
(5)Date of incorporation:   April 1, 2003
(6)Business operations:     Development, design, manufacture, sales and
                            servicing of system LSIs, including microcomputers,
                            logic and analog devices, discrete devices and
                            memory products, including flash memory and SRAM
(7)Directors :

*Dr. Koichi Nagasawa, Chairman & CEO
 (currently Executive Vice President, Member of the Board Group
 President, Semiconductor, Mitsubishi Electric)

*Satoru Ito, President & COO
 (currently Senior Corporate Officer, President & Chief Executive Officer, Semiconductor & Integrated Circuits, Hitachi)

* Yasuhiko Fukuda, Senior Executive Vice President & Director
  (currently Group Vice President, Semiconductor, Director, Mitsubishi Electric)

* Masayoshi Ito, Senior Executive Vice President & Director
  (currently Managing Officer, President & Chief Executive Officer, Hitachi Semiconductor and Devices Sales Co., Ltd., and Chief Marketing Officer and Chief Information Officer, Semiconductor & Integrated Circuits, Hitachi)

Katsumi Suizu, Executive Managing Director
(currently Group Vice President, Semiconductor, Director, Mitsubishi Electric)

Koichi Ogino, Executive Managing Director
(currently General Manager, Corporate Auditing Dept., Director, Mitsubishi Electric)

Hideo Inayoshi, Executive Managing Director
(currently General Manager, Management Planning Division, Semiconductor & Integrated Circuits, Hitachi)

Chikara Onishi, Executive Managing Director
(currently General Manager, Human Resources Strategy Division, Semiconductor & Integrated Circuits, Hitachi)

Michiharu Nakamura, Board Director (part-time)
(currently Corporate Officer, President, Research & Development Group,
Hitachi)

Katsuhiro Tsukamoto, Board Director (part-time)
(currently Group Vice President, Semiconductor, Director, Mitsubishi Electric)

Kimihiro Ogawa, Corporate Auditor
(currently Managing Officer, Managing Director, Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.)

Takashi Miyoshi, Corporate Auditor (part-time)
(currently Managing Officer, General Manager, Finance Department I, Hitachi)

Masanori Saito, Corporate Auditor (part-time)
(currently Director, General Manager, Mitsubishi Electric)
*Representative Directors

(8) Sales (Consolidated):      Over 900 billion yen (forecasted for FY 2003)
(9) No. of employees:          Approx. 27,200 (on establishment)
    (Consolidated)
(10)Assets and liabilities
    to be transferred
    :(Unconsolidated)          Hitachi plans to transfer assets of 335.2
                               billion yen and liabilities of 157.4 billion yen
                               to the new company, while Mitsubishi Electric
                               plans to transfer assets of 223.4 billion yen
                               and liabilities of 119.8 billion yen.


PROFILE OF RENESAS TECHNOLOGY SALES

(1) Name:                      Renesas Technology Sales Co., Ltd.
(2) Head office:               Nippon Building, 2-6-2 Otemachi, Chiyoda-ku,
                               Tokyo
(3) Capital:                   2,500 million yen (5 million shares)
(4) Shareholder:               Renesas Technology Corp. (100%)
(5) Date of incorporation:     April 1, 2003
(6) Business operations:       Sales of semiconductor devices, integrated
                               circuits, other electronic components as well
                               as electronics application equipment for
                               developing these products; development of
                               microcomputer-related software

(7) Representative directors:

Katsumi Suizu, President & CEO
(currently Group Vice President, Semiconductor, Director, Mitsubishi Electric)

Saburo Tajima, Executive Vice President & COO
(currently Senior Vice President & Director, Hitachi Semiconductor and Devices Sales Co., Ltd.)



(8)Sales:                   520 billion yen (forecasted for FY 2003)
(9)No. of employees:        Approx. 900 (on establishment)


HITACHI SEMICONDUCTOR AND DEVICES SALES CO., LTD.

(1)Head office:             1-8-2 Marunouchi, Chiyoda-ku, Tokyo
(2)Capital:                 2,000 million yen
(3)Shareholder:             Hitachi, Ltd. (100%)
(4)Date of incorporation:   June 1, 1996
(5)Business operations:     Sales of electronic components and electronics
                            application equipment for developing these
                            products

(6)Representative director: Masayoshi Ito, President & CEO

(7)Sales:                   190 billion yen (forecasted for FY 2002)
(8)No. of employees:        540 (as of July 1, 2002)


MITSUBISHI ELECTRIC SEMICONDUCTOR SYSTEMS CORP.


(1)Head office:             Tokyo MI Building, 2-2-4 Higashi Shinagawa,
                            Shinagawa-ku, Tokyo
(2)Capital:                 500 million yen
(3)Shareholder:             Mitsubishi Electric Corp. (100%)
(4)Date of incorporation:   October 1, 1997
(5)Business operations:     Sales of semiconductor products, products using
                            semiconductors and electronic devices

(6)Representative director: Tetsuo Takayama, President

(7)Sales:                   15.5 billion yen (forecasted for FY 2002)
(8)No. of employees:        160 (as of July 1, 2002)

                                     # # #

ABOUT HITACHI
-------------
Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion).The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.


ABOUT MITSUBISHI ELECTRIC
-------------------------
With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (FTSE: 6503q.l) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. The company has operations in 35 countries and recorded consolidated group sales of 3,649 billion yen (US$27.4 billion) in the year ended March 31, 2002. For more information about Mitsubishi Electric, visit Global.MitsubishiElectric.com.


Media contacts:
Hitachi:
Masanao Sato, Corporate Communications Division
Hitachi, Ltd.
Tel: +81-3-3258-2055 (direct line)


Mitsubishi Electric:
(Media inquiries only)
Robert Barz, Public Relations Dept.
Mitsubishi Electric Corporation (Tokyo)
Tel: +81-3-3218-2346
Robert.Barz@hq.melco.co.jp

                                                           FOR IMMEDIATE RELEASE


Contact:
Atsushi Konno
Public Relations
Hitachi, Ltd.
+81-3-3258-2056
E-mail:atsushi_konno@hdq.hitaachi.co.jp


                         HITACHI ANNOUNCES BOARD CHANGE

Tokyo, December 26, 2002 -- Hitachi, Ltd. (NYSE:HIT) today announced that Hiroshi Kuwahara, currently Director of Hitachi, will become a Vice Chairman of the Board and Representative Director as of January 6, 2003. Mr. Kuwahara will conclude his term as an executive member of the Council for Science & Technology Policy, Cabinet Office, on January 5.

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